As filed with the Securities and Exchange Commission on March 13, 2018.

File No. 333-221792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT ON
FORM S-1
Under
The Securities Act of 1933

CISION LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	N/A
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:

Jack Pearlstein Chief Financial Officer 130 E. Randolph Street 7th Floor Chicago, Illinois 60601 (301) 459-2827	Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration No.: 333-221792

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

ADDITION OF EXHIBIT

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 was filed to include as an exhibit to registration statement number 333-221792 PricewaterhouseCoopers LLP’s consent to the use of its report dated March 13, 2018, with respect to the consolidated financial statements of Cision Ltd. and its subsidiaries (the “Company”) included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2017 in such registration statement and the related prospectus. The report of PricewaterhouseCoopers LLP was filed in the Prospectus Supplement No. 3 dated March 13, 2018 filed pursuant to Rule 424(b)(3).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits.

Exhibit No.	Description	Included	Form	Filing Date
2.1	Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
3.1	Amended and Restated Memorandum and Articles of Association of Cision Ltd.	By Reference	8-K	July 6, 2017
4.1	Specimen Ordinary Share Certificate	By Reference	S-4/A	May 15, 2017
4.2	Warrant Agreement, dated as of October 13, 2015, between Continental Stock Transfer & Trust Company and Capitol Acquisition Corp. III.	By Reference	8-K(1)	October 15, 2015
4.3	Assignment and Assumption Agreement, dated as of June 29, 2017, between Continental Stock Transfer & Trust Company, Capitol Acquisition Corp. III and Capitol Acquisition Holding Company Ltd.	By Reference	8-K	July 6, 2017
5.1	Opinion of Walkers	By Reference	S-1	November 28, 2017
10.1	Registration Rights Agreement between Cision Ltd. and certain holders identified therein.	By Reference	8-K	July 6, 2017
10.2	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein.	By Reference	8-K	July 6, 2017
10.3	2017 Omnibus Incentive Agreement	By Reference	S-4/A	June 14, 2017
10.4	Form of Non-Equity Incentive Plan	By Reference	S-4/A	May 15, 2017
10.5	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.).	By Reference	8-K	July 6, 2017
10.6	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC).	By Reference	8-K	July 6, 2017
10.7	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors).	By Reference	8-K	July 6, 2017
10.8	First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.9	Amendment to First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.10	Second Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.11	Support Agreement	By Reference	S-4/A	May 15, 2017
10.12	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd.	By Reference	8-K	July 6, 2017
10.13	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein.	By Reference	8-K	July 6, 2017
10.14	Office Lease between Cision U.S. Inc. and BFPRU I, LLC.	By Reference	8-K	July 6, 2017
21.1	Subsidiaries of the Registrant	By Reference	8-K	July 6, 2017

Exhibit No.	Description	Included	Form	Filing Date
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	By Reference	S-1	November 28, 2017
23.2	Consent of Ernst & Young LLP (with respect to Vocus, Inc. financial statements)	By Reference	S-1	November 28, 2017
23.3	Consent of Ernst & Young LLP (with respect to PRN Group)	By Reference	S-1	November 28, 2017
23.4	Consent of Marcum LLP	By Reference	S-1	November 28, 2017
23.5	Consent of Walkers	Included within Exhibit 5.1	—	—
23.6	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney (included in the signature page hereto)	By Reference	S-1	November 28, 2017
101.INS	XBRL Instance Document	By Reference	S-1	November 28, 2017
101.SCH	XBRL Taxonomy Extension Schema Document	By Reference	S-1	November 28, 2017
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	By Reference	S-1	November 28, 2017
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document	By Reference	S-1	November 28, 2017
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	By Reference	S-1	November 28, 2017
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	By Reference	S-1	November 28, 2017

(1)	Filed by Capitol Acquisition Corp. III.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beltsville, Maryland on this 13th day of March, 2018.

CISION LTD.

By:	/s/ Jack Pearlstein Name: Jack Pearlstein Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Kevin Akeroyd	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2017
/s/ Jack Pearlstein Jack Pearlstein	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)	March 13, 2017
* Stuart J. Yarbrough	Director	March 13, 2017
* Philip A. Canfield	Director	March 13, 2017
* Stephen P. Master	Director	March 13, 2017
* Mark M. Anderson	Director and Chairman of the Board	March 13, 2017
* L. Dyson Dryden	Director	March 13, 2017
* Mark D. Ein	Director and Vice Chairman of the Board	March 13, 2017

Authorized Representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, Cision Ltd. has duly caused this registration statement to be signed by the following duly authorized represenatative in the United States:

Dated: March 13, 2018	By: * Name: Kevin Akeroyd Title: Authorized Representative in the United States

*	The undersigned, by signing his or her name hereto, does execute this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 on behalf of the above-named officers and directors of the registrant pursuant to the Power of Attorney executed by such officers and/or directors on the signature pages to the registration statement previously filed on November 28, 2017.

By: /s/ Jack Pearlstein Name: Jack Pearlstein Title: Attorney-In-Fact